3/7/02

SO 3/6/02

02019025

SECU[illegible] [illegible] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 14953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Aon Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E Randolph Street, Floor 5
(No. and Street)

Chicago, IL 60601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lawrence (312) 381-3430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S Wacker Drive Chicago, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19/2002

OATH OR AFFIRMATION

I, Brian Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
LOIS E. GIBBS
Notary Public, State of Illinois
My Commission Expires Jan. 20, 2003

Brian Lawrence
Signature

Controller
Title

Lois E Gibbs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Corporation

Financial Statements and Supplementary Schedules

Year ended December 31, 2001
with Reports of Independent Auditors

Aon Securities Corporation
Financial Statements and Supplementary Schedules
December 31, 2001

Contents

Report of Independent Auditors

Board of Directors and Stockholders
Aon Securities Corporation

We have audited the accompanying statement of financial condition of Aon Securities Corporation (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aon Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 1, 2002

Aon Securities Corporation
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	34,979,837
Securities owned, at fair value		3,671,332
Fees receivable		1,582,000
Receivable from affiliates		898,849
Interest receivable		39,003
Prepaid expenses and other assets		111,837
Total Assets	$	41,282,858
Liabilities and Stockholders' Equity		
Liabilities		
Income taxes payable to affiliate	$	9,532,802
Accounts payable and accrued expenses		412,692
Payable for security purchased		2,000,000
Total Liabilities		11,945,494
Stockholders' equity		
Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding		11,000
Additional paid-in capital		3,560,000
Retained earnings		25,766,364
Total Stockholders' Equity		29,337,364
Total Liabilities and Stockholders' Equity	$	41,282,858

See notes to financial statements.

Aon Securities Corporation
Statement of Operations
For the year ended
December 31, 2001

Revenues	
Underwriting and advisory fees	$ 25,429,183
Interest	741,516
Administration fees	633,289
Net trading gains	245,157
Commissions and distribution fees	244,210
Total Revenues	27,293,355
Expenses	
Compensation and benefits	173,972
Consulting & professional services	44,069
Licensing & registration	26,188
General & administrative	20,970
Total Expenses	265,199
Income Before Income Taxes	27,028,156
Income tax expense	(10,810,428)
Net Income	$ 16,217,728

See notes to financial statements.

Aon Securities Corporation
Statement of Changes in Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2001	$ 11,000	$ 3,560,000	$ 9,548,636	$ 13,119,636
Net income	—	—	16,217,728	16,217,728
Balance at December 31, 2001	$ 11,000	$ 3,560,000	$ 25,766,364	$ 29,337,364

See notes to financial statements.

Aon Securities Corporation
Statement of Cash Flows
For the year ended
December 31, 2001

Operating activities:		
Net income	$	16,217,728
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Securities owned		(2,660,032)
Fees receivable		(1,582,000)
Receivables from affiliates		1,030
Interest receivable		37,340
Prepaid expenses and other assets		2,496,829
Accounts payable and accrued expenses		(1,617,530)
Payable to affiliates		6,869,706
Payable for security purchased		2,000,000
Net cash provided by operating activities		21,763,071
Increase in cash and cash equivalents		21,763,071
Cash and cash equivalents at beginning of year		13,216,766
Cash and cash equivalents at end of year	$	34,979,837
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	$	2,177,258

See notes to financial statements.

Aon Securities Corporation
Notes to Financial Statements

1. Operations and Organization

Aon Securities Corporation (the Company) is a subsidiary of Aon Corporation (Aon) and a registered broker-dealer in securities with the Securities and Exchange Commission (SEC), with membership in the National Association of Securities Dealers, Inc. (NASD).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, preferred stock and other equity securities, catastrophe equity put options ("CatEPuts"), and asset backed securities. The Company's capital market activities are conducted under the name of Aon Capital Markets.

The Company's broker-dealer operations include selling variable products on a subscription basis, private placement option agreements and private placement securities. The Company's operations also include the retail distribution of affiliated and non-affiliated mutual funds, providing mutual fund administration services to affiliated funds, consulting services, and secondary market trading of securities.

2. Significant Accounting Policies

Revenue Recognition

Underwriting fees from securities offerings and related advisory fees are recorded when earned. Commission revenues representing sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record are recorded when earned. Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received which is not materially different from amounts earned.

Cash Equivalents

The Company considers its investment in money market funds to be a cash equivalent.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. The Company buys and sells certain insurance linked debt securities in the secondary market. Debt securities are valued at fair value as determined by the trading department of Aon Capital Markets. At December 31, 2001, securities owned consisted of Atlas Re II B bond in the amount of $2,017,000, Trinom Ltd. preference shares in the amount of $1,651,032 and NASDAQ warrants in the amount of $3,300.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all other states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns.

Income tax expense was computed by applying the effective tax rate of 40%. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

4. Related Party Transactions

During 2001, the Company acted as a placement agent along with Morgan Stanley Dean Witter for the issuance of Endurance Specialty Insurance Ltd. ordinary shares. Insurance subsidiaries of Aon purchased $227 million of the $1.2 billion private placement. The Company earned $23,757,000 in fees in connection with the underwriting including fees earned on amounts purchased by Aon.

The Company earned interest of $3,562 on its receivable balance from Aon.

Through September 30, 2001, the Company was the Administrator of the Aon Funds, an affiliated series of mutual funds. Administration fees earned by the Company in 2001 were $633,289. Subsequent to September 30, 2001, another affiliate of Aon became the administrator. The Company continues as the Distributor of the Aon Funds. The Company did not earn any distribution fees in 2001.

The Company also incurs and makes certain other allocations to and from Aon and its affiliates related to operating expenses.

Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying statement of operations.

5. Net Capital and Other Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). The Rule requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, net capital was $22,907,306, which was $22,110,940 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .52 to 1. Advances to affiliates and dividends to Aon may be subject to certain notification and other provisions of the net capital rule of the SEC.

Supplemental Schedules

Aon Securities Corporation
Schedule 1 - Computation of Net Capital Under
Rule 15c3-1 of the Securities Exchange Commission
December 31, 2001

Stockholders' equity	$	29,337,364
Deductions and charges		
Fees receivable		1,582,000
Receivable from affiliates		898,849
Interest receivable		39,003
Prepaid expenses and other assets		111,837
		2,631,689
Haircuts on securities		
Money market fund		127,037
Securities owned with limited market		3,671,332
		3,798,369
Net capital	$	22,907,306

There were no differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of its unaudited Focus filing as of December 31, 2001.

Aon Securities Corporation
Schedule 2 - Computation of Basic Net Capital
Requirement and Computation of Aggregate Indebtedness
December 31, 2001

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	796,366
Excess net capital	$	22,110,940
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$	21,712,757
Total liabilities from statement of financial condition	$	11,945,494
Add:		
Drafts for immediate credit		—
Market value of securities borrowed for which its equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct: Adjustment based on deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	11,945,494
Percentage of aggregate indebtedness to net capital		52.1%

There were no differences between the above computation and the corresponding computation submitted by the Company in Part IIA of its unaudited Focus filing as of December 31, 2001.

Aon Securities Corporation
Schedule 3 - Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) of the Rule. The name of the clearing firm is Bear Stearns Securities Corporation.

Supplementary Report of Independent Auditors on Internal Control

Board of Directors and Stockholders
Aon Securities Corporation

In planning and performing our audit of the financial statements of Aon Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 1, 2002